May 31, 2006
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549
Attn: Matthew J. Benson, Esq.

Re:	Golfsmith International Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 23, 2006 (File No. 333-132414)

Dear Mr. Benson:
          On behalf of our client, Golfsmith International Holdings, Inc., a Delaware company (the “Company”), please find attached hereto for review by the Staff of the Securities and Exchange Commission (the “Commission”) five marked copies of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) showing the changes made since the second Amendment. The enclosed Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated May 30, 2006 (the “Comment Letter”). The Registration Statement was initially filed with the Commission on March 14, 2006, the first amendment was filed with the Commission on April 20, 2006 and the second amendment was filed with the Commission on March 23, 2006.
          Set forth in this letter are the Company’s responses to the comments contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response. Page numbers refer to page numbers of the Registration Statement as refiled on the date of this letter.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 23
1.	It does not appear that the pro forma amounts of stockholders’ equity and total liabilities and stockholders’ equity are mathematically correct. Please revise accordingly. In doing so, please revise the related pro forma amounts appearing on pages 6 and 20. It appears that the revision to page 20 would decrease the accumulated deficit by $657,000. If otherwise, please advise.
          The Company has amended the amount of stockholders’ equity on page 23 and has made corresponding changes on pages 6 and 20.
2.	Please disclose the significance of the October 15, 2006 date.
          The Company has provided disclosure regarding the October 15, 2006 date in footnote (1)(a)(i) on page 24.
3.	The amount disclosed in the introduction of footnote (3)(a) on page 25 does not agree to the related tabular presentation. Please revise.
          The Company has amended the disclosure on footnote (3)(a) on page 25 so that it refers to the estimated loss on extinguishment of debt of $13.5 million.
Unaudited Pro Forma Condensed Consolidated Statement of Operation, page 26
4.	Please revise the pro forma statements of operations to remove the pro forma adjustments related to the non-recurring loss on extinguishment of debt and the one-time fee associated with the termination of the management consulting agreement with First Atlantic Capital, Ltd. which will be included in income within the twelve months following the transaction. Instead, please disclose the charges and their amounts that you expect to record in connection with the transaction, that the pro forma balance sheet gives effect to the charges and that the pro forma statements of operations do not give effect to the charges since the charges directly relate to the transaction rather than continuing operations. Please refer to Rule 11-02(b)(5) of Regulation S-X.
          The Company has revised the pro form statements of operations as requested in the Staff’s comment. The Company has included disclosure on page 22 to clearly indicate (i) the charges and amounts that the Company expects to record in connection with the extinguishment of debt, (ii) that the pro forma statements of operations do not give effect to the expected loss on extinguishment of indebtedness and the termination of the management consulting fee, and (iii) that the pro forma balance sheet does give effect to the expected loss on extinguishment of indebtedness and the termination of the management consulting fee.
5.	Please disclose why the tax effects of pro forma adjustments are not reflected in your pro forma statements of operations.
          The Company has included disclosure on page 22 clarifying that the transactions are not anticipated to have any impact on income tax expenses due to the Company’s net operating loss carry-forwards that are expected to exist on a pro forma basis.
6.	It does not appear that the amounts disclosed in footnotes (3)(b) on page 28 and (2)(b) on page 30 sum to the pro forma adjustment amounts. Please advise or revise.

          As a result of Comment 4 above, footnote (3)(b) on page 28 of the previous version of the registration statement now appears as footnote (2)(b) on page 27. The Company has amended footnote 2(b) on page 27 and footnote 2(b) on page 29 in response to this Comment.
* * *
          Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP.
Very truly yours,
/s/ White & Case LLP
White & Case LLP

cc:	Virginia Bunte, Chief Financial Officer, Golfsmith International Holdings, Inc.

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